FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of February 2016

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 6021805
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1.

Leading German Pharmaceutical Company, Mundipharma, Goes Mobile with Magic Software’s Enterprise Mobility Solution

PRESS RELEASE

Leading German Pharmaceutical Company, Mundipharma, Goes Mobile with Magic Software’s Enterprise Mobility Solution

Ease of use and flexibility make Magic’s rapid application development and integration solution ideal for quick deployment of diverse mobile enterprise apps

Or Yehuda, Israel, February 23, 2016 – Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC), a global provider of software platforms for enterprise mobility, cloud applications, and business integration, today announced that leading German pharmaceutical company, Mundipharma Deutschland (Mundipharma), has selected Magic Software’s Enterprise Mobility Solution to deploy a variety of enterprise mobile apps.

Mundipharma is aiming to improve employee productivity and satisfaction by simplifying and speeding business processes through multiple enterprise apps. Mundipharma used Magic’s harmonized application development and integration platforms to quickly deploy multiple mobile enterprise apps, including apps that: enable managers to approve expenses and purchases from their mobile device, provide employees with mobile access to the employee directory, and allow its field sales force to order promotional materials from anywhere, at any time. Magic’s cross-platform application development capabilities enabled Mundipharma to create applications that can be deployed to Windows Mobile devices and desktop as well. Magic’s integration platform provides the required connectivity to enterprise data from assorted backend systems including the company’s SAP ERP, its custom planning tool, EDI (Electronic Data Interchange), and Active Directory.

Additional apps in the planning include a mobile meal plan app, a mobile travel cost settlement app with an option for direct scanning of vouchers, mobile access to the contract database and more.

After comprehensive market research on integration tools and development platforms for mobile applications, Mundipharma chose Magic Software’s holistic enterprise mobility solution. “Magic’s platform independence, scalability, ease of use and enormous flexibility made them the clear choice to meet our multi-platform development and integration requirements,” said Berthold Berg, Head of Enterprise Applications, at Mundipharma. “Magic xpi Integration Platform’s prebuilt adapters and broad connectivity enables us to optimize interfaces between applications and lets Magic xpi serve as a central data hub, making our IT infrastructure and maintenance more efficient,” added Berg.

“Mundipharma understands that back-end connectivity is a critical component to the success of enterprise mobile apps. With our friendly, code-free application and integration platforms running on the same technology stack, Magic makes it easy and cost-effective for organizations to accomplish their digital transformations,” added Stephen Romeder, Managing Director, Magic Software Germany.

About Magic Software Enterprises

Magic Software Enterprises (NASDAQ: MGIC) empowers customers and partners around the globe with smarter technology that provides a multichannel user experience of enterprise logic and data.

For more information, visit www.magicsoftware.com.

About Mundipharma Deutschland GmbH & Co. KG

Mundipharma is one of the leading midsized pharmaceutical companies with its own research and production in Germany. The company is a modern service provider, developing highly effective medicinal products, making therapy significantly simpler and better for doctors and patients alike. Mundipharma has been very successful in specializing in pain medication, and has additional competencies in the fields of oncology, respiratory diseases, immunology, and addiction treatment. The company had 970 employees and saw sales of 273 million Euros in 2014.

For more information, visit www.mundipharma.de

Press Contact:

Stephanie Myara| PR Manager

Magic Software Enterprises

smyara@magicsoftware.com

Magic has made every effort to ensure that the information contained in this press release is accurate; however, there are no representations or warranties regarding this information, including warranties of merchantability or fitness for a particular purpose. Magic assumes no responsibility for errors or omissions that may occur in this press release.

Magic is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 23, 2016	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1.	1.1 Leading German Pharmaceutical Company, Mundipharma, Goes Mobile with Magic Software’s Enterprise Mobility Solution

Exhibit 10.1